MR BB

Rec'd 9/20/06

SECURIT ... SION

06050137

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ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-48713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightspeed Professional Trading LLC
(fka - E*Trade Professional Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
OCT 16 2006
THOMSON FINANCIAL
B

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 20 2006
BRANCH OF REGISTRATIONS AND ~~EXAMINATIONS~~
04

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E*TRADE PROFESSIONAL TRADING, LLC

(SEC ID. NO. 8-48713)

Statement of Financial Condition as of December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA
Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of E*TRADE Professional Trading, LLC:

We have audited the accompanying statement of financial condition of E*TRADE Professional Trading, LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 9, on February 17, 2006, the Company signed a definitive agreement to be acquired by Lightspeed Holdings, LLC and certain members of management of the Company.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Professional Trading, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

Member of
Deloitte Touche Tohmatsu

E*TRADE PROFESSIONAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(In thousands)

ASSETS

Cash and cash equivalents	$ 2,784
Receivables from clearing brokers	863
Receivables from E*TRADE Clearing	1,517
Receivables from affiliated companies	716
Property and equipment, net of accumulated depreciation of $385	135
Other assets	139
TOTAL	$ 6,154

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to Parent and affiliated companies	$ 2,336
Payable to brokers	204
Accrued expense and other liabilities	434
Total liabilities	2,974
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S EQUITY	3,180
TOTAL	$ 6,154

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—E*TRADE Professional Trading, LLC (the "Company"), a limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the NASD, Inc. (the "NASD"). Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association (the "NFA"). The Company is a wholly owned direct subsidiary of ETP Holdings, Inc. ("ETPH"), which is wholly owned by E*TRADE Financial Corporation (the "Parent").

The Company executes and clears its customer securities transactions through a wholly owned subsidiary of the Parent, E*TRADE Clearing LLC ("E*TRADE Clearing"), on a fully disclosed basis under an introducing broker-dealer relationship. The Company executes and clears its customer futures transactions through Man Financial Inc. ("Man"), on a fully disclosed basis under an introducing broker-dealer relationship.

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Share-Based Payments— The Company participates in its Parent's stock-based employee compensation plans, which are described more fully in Note 5. Effective July 1, 2005, the Parent and the Company early adopted SFAS No. 123(R), *Share-Based Payment*, and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. Prior to July 1, 2005, the Parent and the Company accounted for its employee stock option and awards under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and accordingly, did not record compensation costs for option grants to employees if the exercise price equaled the fair market value on the grant date. Additionally, for the restricted stock awards, compensation was recorded on a straight-line basis over the vesting period of the awards with forfeitures recorded as they occurred.

Under this transition method, compensation cost in 2005 includes the portion of options and awards vesting in the period for (1) all share-based payments granted prior to, but not vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and (2) all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation cost for options granted prior to July 1, 2005 is recognized on an accelerated amortization method over the vesting period of the options using an estimated forfeiture rate. Compensation cost for options granted on or after July 1, 2005 is recognized on a straight-line basis over the vesting period using an estimated forfeiture rate.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Property and Equipment, Net—Property and equipment primarily consist of office equipment, office furniture and fixtures, and leasehold improvements. Property and Equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Estimated Fair Value of Financial Instruments—The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash and cash equivalents, receivables from clearing brokers and payable to brokers, receivables from and payables to Parent and affiliated companies and other liabilities to be reasonable estimates of fair value.

Income Taxes—The Company is a LLC, and as such is not subject to federal income tax as federal taxable income is allocated to its members for inclusion in the members' tax return. The Company may still be subject to income or franchise taxes in certain states that impose taxes on a LLC.

New Accounting Standards— On February 3, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 123(R)-4, *Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event*. FSP 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event.An entity must recognize a share-based liability equal to the portion of the award attributed to past service, multiplied by the award's fair value on that date for an option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring. FSP 123(R)-4 is effective for the Company in the first quarter of 2006, with early adoption permitted. Upon adoption, the Company must retroactively restate prior periods for the change. The Company has not issued any options or similar instruments as employee compensation that allow for cash settlement upon the occurrence of a contingent event that would require a change under the FSP. Therefore, the Company does not believe this FSP will have an impact on its results of operations or financial condition.

In June 2005, FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*. This statement supersedes APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The statement requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company will adopt SFAS No. 154, as applicable, beginning in 2006.

2. RECEIVABLES FROM CLEARING BROKERS

Receivables from clearing brokers result from the Company's trading activities on behalf of its customers and consist of the following at December 31, 2004 (in thousands):

Receivables:		
Deposits with clearing brokers	$	807
Other		56
Total	$	863

Deposits with clearing brokers consist of a $739,000 deposit with E*TRADE Clearing and a $68,000 deposit with Man that serve as guarantees to the clearing brokers in the event customers fail to settle securities trading transactions.

3. PAYABLE TO BROKERS

Payable to brokers of $204,000 represent commissions, net of clearing, execution and overhead charges.

4. RELATED PARTY TRANSACTIONS

The Parent performs certain functions for the Company, including treasury, payroll service and accounts payable processing, and technology support. As of December 31, 2005, the amount paid by the Parent on behalf of the Company was $1,530,000 which was recorded as payables to Parent and affiliated companies on the statement of financial condition. The Company also receives Administrative Services and Operational Services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from a wholly owned subsidiary of E*TRADE Brokerage Holdings. In addition, the Parent allocates overhead expenses to the Company in connection with services provided.

The Company has entered into an agreement to execute securities transactions for customers of E*TRADE Securities, Ltd. ("ETUK") and Professional Path, Inc. ("ProPath"), both affiliates of the Company. The Company charges ETUK and Propath a trade execution fee. The Company also collects certain revenues from its clearing brokers, including E*TRADE Clearing, and remits these revenues less the execution fee and other fees that is earned from the customers of ETUK and ProPath. As of December 31, 2005, the Company had a payable of $433,000 to affiliated companies relating to ProPath in the statement of financial condition.

Clearing services are provided to the Company under an agreement with E*TRADE Clearing. Pursuant to the clearing agreement, E*TRADE Clearing is entitled to certain fees for the execution, clearance and settlement of introduced customer security transactions. E*TRADE Clearing collects commissions and related fees from customers of the Company and generally remits such amounts to the Company within thirty days. At December 31, 2005, the receivable from E*TRADE Clearing of $1,517,000 represents the 2005 collections.

At December 31, 2005, the Company had a receivable from affiliates of $716,000. In addition, the Company had a payable to the Parent and affiliated companies of $2,336,000 at December 31, 2005, of which $1,530,000 was payable to the Parent and $806,000 was payable to affiliated companies.

5. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program that includes eligible associates of the Company who have met certain service requirements. The Company matches certain employee contributions and grants additional contributions at its discretion.

Adoption of SFAS No. 123(R)

Effective July 1, 2005, the Parent and the Company early adopted SFAS No. 123(R).

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model that uses the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. Risk-free interest rate is based on the U.S. treasury zero-coupon with a remaining term approximating the expected term of the option. Dividend yield is zero as the Parent has not, nor does it plan to, issue dividends to its shareholders. For the year ended December 31, 2005, the fair value of stock based awards to employees was calculated using the Black Scholes-Merton option pricing model with the following assumptions:

Expected volatility	35.24 %
Expected term years	5.16
Risk-free interest rate	3.44 %
Dividend yield	-

The weighted-average fair values of options granted were $4.89 for 2005. Intrinsic value of options exercised were $32,000 for 2005.

A summary of option activity during 2005 is presented below. This activity includes options for both the 2005 and 1996 Plans.

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2005:	36	$ 11.66		
Granted	3	$ 13.23		
Exercised	(7)	$ 9.97		
Canceled	(24)	$ 11.68		
Outstanding at December 31, 2005:	8	$ 13.80	8.05	$ 57
Exercisable at December 31, 2005:	2	$ 14.42	8.15	$ 11

The total fair value of shares vested was $232,000 for 2005.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005 the Company had net capital of $2,044,000 which was $1,794,000 in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under non-cancelable operating leases, principally for office space, which expire on various dates through 2009.

Minimum future rental commitments under non-cancelable operating leases are set forth as follows (in thousands):

Year Ending December 31	
2006	$ 398
2007	272
2008	236
2009	29
Total	$ 935

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

The Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, NASD or the NFA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

In June 2002, the Parent acquired from MarketXT Holdings, Inc. (formerly known as Tradescape Corporation) ("MarketXT") certain entities referred to as Tradescape Securities, LLC, Tradescape Technologies, LLC and Momentum Securities, LLC. Numerous disputes have arisen among the parties regarding the value of and responsibility for various liabilities that first became apparent following the sale. The parties have been unable to resolve these disputes and have asserted claims against each other. On April 8, 2004, MarketXT filed a complaint in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors and other third parties, including Softbank Finance Corporation and Softbank Corporation, alleging that the defendants acted improperly in preventing plaintiffs from obtaining certain contingent payments and claiming damages of $1,500,000,000. On April 9, 2004, the Company filed a complaint in the United States District Court for the Southern District of New York against certain directors and officers of MarketXT seeking declaratory relief and monetary damages in an amount to be proven at trial for defendants' fraud in connection with the 2002 sale transaction, including, but not limited to, having presented the Company with fraudulent financial statements of the condition of Momentum Securities during the due diligence process. The Company amended its complaint in October 2004 to add additional defendants. In January 2005, the Company filed an adversary proceeding against MarketXT and others seeking compensatory and punitive damages, and certain declaratory relief in those Chapter 11 bankruptcy proceedings in the United States Bankruptcy Court for the Southern District of New York entitled, "In re MarketXT Holdings Corp., Debtor" and a separate adversary proceeding against Omar Amanat, in the same bankruptcy court in those Chapter 7 bankruptcy proceedings entitled, "In re Amanat, Omar Shariff." In October 2005, MarketXT answered the Company's adversary proceeding and asserted various counterclaims, including some of the claims MarketXT had asserted in its district court action (which action MarketXT subsequently abandoned), seeking unspecified damages according to proof at trial. The Company has moved to dismiss certain aspects of MarketXT's counterclaim, and discovery related to the adversary proceeding continues. The Company continues to believe that the claims brought against it by MarketXT and Omar Amanat are without merit and intends both to vigorously defend all such claims and to fully pursue its own claims as described above.

The Company is also a defendant in other civil actions arising from the normal course of business. In view of the inherent difficulty of predicting the outcome of such matters particularly in cases when the claimants seek substantial damages, the Company cannot predict what the eventual loss or range of loss will be. Substantially all legal actions, law suits and civil actions that have been filed against the Company have been filed before or relate to a period prior to June 3, 2002, the date the Parent acquired ETPH. Management believes substantially all claims against the Company and ETPH are covered by indemnifications and other warranties granted to the Parent during the acquisition of ETPH. Settlements and damages, if any, from these legal actions, lawsuits and civil actions will be absorbed by the Parent and/or ETPH. The Company, ETPH and the Parent believe that they have strong defenses to, and where appropriate, will vigorously contest any of these actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position. An unfavorable outcome in any matter

that is not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, even if the ultimate outcomes are resolved in our favor, the defense of such litigation could entail considerable cost and the diversion of the efforts of management, either of which could have a material adverse effect on our results of operations.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

9. SUBSEQUENT EVENT

On February 17, 2006, the Company signed a definitive agreement to be acquired by Lightspeed Holdings, LLC and certain members of management of the Company. The completion of this sale is subject to various regulatory approvals for a change of ownership.

******

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 27, 2006

E*TRADE Professional Trading, LLC
135 E. 57th Street
New York, NY 10022

Dear Sirs,

In planning and performing our audit of the financial statements of E*TRADE Professional Trading, LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the company in making the daily computation of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Member, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the NASD, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP